UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 12, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Titanium Metals Corporation
File No. 1-14368 - CF#19798

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Titanium Metals Corporation submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-K filed on February 28, 2007.

Based on representations by Titanium Metals Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.22   through November 17, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Craig E. Slivka
Special Counsel